FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS SECOND QUARTER 2020

FINANCIAL AND OPERATING RESULTS

• TTI-621 study has progressed to the 2.0 mg/kg dosing level
• TTI-622 showing early evidence of monotherapy activity
• $130.8 million of cash and investments as of June 30, 2020

CAMBRIDGE, MA, August 12, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the six months ended June 30, 2020.

"We had a strong quarter, further advancing dose escalation of our lead candidates TTI-621 and TTI-622. After an initial slow-down in TTI-621 patient enrollment due to Covid-19, we successfully completed safety assessment of the 1.4 mg/kg cohort at the end of July, and moved up to 2.0 mg/kg dosing", said Jan Skvarka, Trillium's President and Chief Executive Officer. "In May, we provided a data update for TTI-622 at ASCO. We are very encouraged by the molecule's emerging clinical profile, which combines strong safety with early evidence of monotherapy activity. For both molecules the next updates are planned for the American Society of Hematology Annual Meeting in December 2020."

TTI-622 Study Update at ASCO20 Virtual Scientific Program:

On May 29, 2020, Trillium presented updated clinical data on 19 relapsed/refractory lymphoma patients in the first 5 cohorts of the TTI-622 study at the ASCO20 Virtual Scientific Program annual meeting. These data highlight strong tolerability, with both drug exposure and target engagement showing dose response relationships. Objective responses, including one complete response, were observed in two heavily pretreated diffuse large B-cell lymphoma patients.

Second Quarter 2020 Financial Results:

As of June 30, 2020, Trillium had cash and cash equivalents and marketable securities of $130.8 million, compared to $22.7 million at December 31, 2019. The increase in cash and cash equivalents and marketable securities was due mainly to proceeds from an underwritten public offering completed in January 2020.

Net loss for the six months ended June 30, 2020 of $122.5 million was higher than the loss of $12.9 million for the six months ended June 30, 2019. The net loss was higher due mainly to a net warrant liability revaluation loss of $88.0 million, a loss of $22.1 million on the revaluation of the deferred share unit (DSU) liability (reclassified from a liability to equity effective June 30, 2020 on adoption of the new omnibus incentive plan), and higher manufacturing costs. This was partially offset by lower clinical trial, intangible assets amortization, share-based compensation, and salary expenses, as well as a net foreign currency gain.

Trillium's outstanding warrants are a non-cash liability, and revaluation losses on the Company's warrant liability balance are of a non-cash nature. On June 30, 2020, shareholders approved the 2020 Omnibus Equity Incentive Plan at the Annual General and Special Meeting of Shareholders. As Trillium intends to settle all outstanding DSUs issued for director compensation in equity, accordingly all previously existing cash-settled DSUs accounted for as a liability was reclassified to equity as of June 30, 2020.

Selected Consolidated Financial Information:

Consolidated statements of loss
Amounts in thousands of US dollars except per share amounts	Six months ended June 30, 2020	Six months ended June 30, 2019
Research and development expenses	$10,140	$15,484
General and administrative expenses	25,245	1,441
Net finance costs (income)	87,158	(4,033)
Income tax expense	51	11
Net loss for the period	122,479	12,878
Basic and diluted loss per common share	1.64	0.58

Consolidated statements of financial position
Amounts in thousands of US dollars	As at June 30, 2020	As at December 31, 2019
Cash and marketable securities	$130,834	$22,666
Total assets	135,162	25,407
Total equity (deficiency)	68,737	(168)

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, the expected timing of the release of further data on Trillium's TTI-621 and TTI-622 studies. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the Covid-19 pandemic on its operations, the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com